SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


 X               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
---                      SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998



               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
---            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____


                               ------------------



          ENGELHARD CORPORATION SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
          ------------------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                             ---------------------
               (Exact name of issuer as specified in its charter)

  101 WOOD AVENUE, ISELIN, NEW JERSEY                             08830
----------------------------------------                        ----------
(Address of principal executive offices)                        (Zip Code)



           DELAWARE                                          22-1586002
-------------------------------                        ---------------------
(State or other jurisdiction of                            (IRS Employer
incorporation or organization)                         Identification Number)

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                               Table of Contents






                   Description                                     Page
                   -----------                                     ----

Report of Independent Accountants                                    3

Statements of Financial Condition                                   4-7
 at December 31, 1998 and 1997

Statements of Income and Changes in                                 8-13
 Plan Equity for each of the three years
 in the period ended December 31, 1998

Notes to Financial Statements                                      14-19

Supplemental Schedule
 Schedule of Investments at December 31, 1998 and 1997             20-21

Consent of Independent Public Accountants                           22

                        Report of Independent Accountants
                        ---------------------------------



To the Pension and Employee Benefits Plans Committee of Engelhard Corporation:

In our opinion, the financial statements of the Engelhard Corporation Savings Plan for Hourly Paid Employees listed in the table of contents on page 2 of this Form 11-K present fairly, in all material respects, the financial condition of the Plan at December 31, 1998 and 1997, and the income and changes in plan equity for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents on page 2 of this Form 11-K is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                     /s/ PRICEWATERHOUSECOOPERS L.L.P.




New York, New York
June 18, 1999

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1998
                                                           (Page 1 of 2)



                                      Company Stock     Fixed Income      Explorer      Balanced     Equity Index
                                           Fund             Fund            Fund          Fund           Fund
                                      -------------     ------------      --------     ----------    ------------
Assets:
------
Investments, at fair value
 (combined cost of $13,462,226)         $6,333,511       $2,884,869       $139,009     $1,982,676     $2,551,055

Contributions receivable:
   Participants                            100,948           59,123          9,173         55,972         83,807
   Engelhard Corporation                    53,907                -              -              -              -

Promissory notes from participants               -                -              -              -              -
                                        ----------       ----------       --------     ----------     ----------

Total assets                            $6,488,366       $2,943,992       $148,182     $2,038,648     $2,634,862
                                        ==========       ==========       ========     ==========     ==========

Plan equity:

Plan equity                             $6,488,366       $2,943,992       $148,182     $2,038,648     $2,634,862
                                        ==========       ==========       ========     ==========     ==========


                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1998
                                                           (Page 2 of 2)




                                                          Treasury
                                       Int'l Growth     Money Market        Loan
                                           Fund             Fund            Fund         Combined
                                      -------------     ------------     ----------    -----------
Assets:
------
Investments, at fair value
 (combined cost of $13,462,226)           $374,434          $61,956      $        -    $14,327,510

Contributions receivable:
   Participants                             14,104            4,499               -        327,626
   Engelhard Corporation                         -                -               -         53,907

Promissory notes from participants               -                -       1,342,584      1,342,584
                                           -------          -------      ----------    -----------

Total assets                              $388,538          $66,455      $1,342,584    $16,051,627
                                          ========          =======      ==========    ===========

Plan equity:

Plan equity                               $388,538          $66,455      $1,342,584    $16,051,627
                                          ========          =======      ==========    ===========



                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1997
                                                           (Page 1 of 2)



                                      Company Stock     Fixed Income      Explorer      Balanced     Equity Index
                                           Fund             Fund            Fund          Fund           Fund
                                      -------------     ------------      --------      ---------    ------------
Assets:
------
Investments, at fair value
 (combined cost of $11,274,743)         $5,194,943       $2,690,313       $30,561      $1,252,968     $1,580,033

Contributions receivable:
   Participants                            126,573           65,566         6,813          44,945         64,371
   Engelhard Corporation                    50,380                -             -               -              -

Promissory notes from participants          16,531           12,747           249           3,600          4,672
                                        ----------       ----------       -------      ----------     ----------

Total assets                            $5,388,427       $2,768,626       $37,623      $1,301,513     $1,649,076
                                        ==========       ==========       =======      ==========     ==========

Plan equity:

Plan equity                             $5,388,427       $2,768,626       $37,623      $1,301,513     $1,649,076
                                        ==========       ==========       =======      ==========     ==========


                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1997
                                                           (Page 2 of 2)




                                                          Treasury
                                       Int'l Growth     Money Market        Loan
                                           Fund             Fund            Fund         Combined
                                      -------------     ------------     ---------     -----------
Assets:
------
Investments, at fair value
 (combined cost of $11,274,743)           $206,105          $25,669      $      -      $10,980,592

Contributions receivable:
   Participants                             12,437            3,023             -          323,728
   Engelhard Corporation                         -                -             -           50,380

Promissory notes from participants             427                -       974,848        1,013,074
                                           -------          -------      --------      -----------

Total assets                              $218,969          $28,692      $974,848      $12,367,774
                                          ========          =======      ========      ===========

Plan equity:

Plan equity                               $218,969          $28,692      $974,848      $12,367,774
                                          ========          =======      ========      ===========



                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1998
                                                           (Page 1 of 2)



                                             Company Stock     Fixed Income       Explorer         Balanced       Equity Index
                                                  Fund             Fund              Fund            Fund             Fund
                                             -------------     ------------      ----------       ----------      ------------
Net investment income:
  Dividends                                    $  115,818       $        -         $  1,214       $  145,694       $  120,562
  Interest                                              -          168,898                -                -                -
                                               ----------       ----------         --------       ----------       ----------
                                                  115,818          168,898            1,214          145,694          120,562
Contributions and other receipts:
  Participants                                  1,035,283          595,303           81,677          501,917          740,980
  Engelhard Corporation                           512,260                -                -                -                -
                                               ----------       ----------         --------       ----------       ----------
                                                1,547,543          595,303           81,677          501,917          740,980

Net realized gain (loss) on disposition
  of investments                                   19,977                -             (896)          58,381           92,694

Unrealized appreciation (depreciation)
  of investments                                  701,889                -            7,404          167,743          245,457

Distributions                                    (326,478)        (252,340)          (1,209)         (50,823)         (87,374)

Transfer to Attapulgus plan                      (812,283)         (89,698)          (1,236)         (73,367)        (149,481)

Transfers                                        (146,527)        (246,797)          23,605          (12,410)          22,948
                                               ----------       ----------         --------       ----------       ----------
Change in net assets                            1,099,939          175,366          110,559          737,135          985,786

Plan equity, beginning of year                  5,388,427        2,768,626           37,623        1,301,513        1,649,076
                                               ----------       ----------         --------       ----------       ----------

Plan equity, end of year                       $6,488,366       $2,943,992         $148,182       $2,038,648       $2,634,862
                                               ==========       ==========         ========       ==========       ==========



                                          See Accompanying Notes to Financial Statements


                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1998
                                                           (Page 2 of 2)


                                                                 Treasury
                                             Int'l Growth      Money Market          Loan
                                                  Fund             Fund              Fund          Combined
                                             -------------     ------------      ----------       ----------
Net investment income:
  Dividends                                      $  7,428          $ 2,197       $        -      $   392,913
  Interest                                              -                -           81,325          250,223
                                                 --------          -------       ----------      -----------
                                                    7,428            2,197           81,325          643,136
Contributions and other receipts:
  Participants                                    138,910           36,692              418        3,131,180
  Engelhard Corporation                                 -                -                -          512,260
                                                 --------          -------       ----------      -----------
                                                  138,910           36,692              418        3,643,440
Net realized gain (loss) on disposition
  of investments                                   (2,987)               -                -          167,169

Unrealized appreciation (depreciation)
  of investments                                   36,942                -                -        1,159,435

Distributions                                     (12,941)               -          (72,097)        (803,262)

Transfer to Attapulgus plan                             -                -                -       (1,126,065)

Transfers                                           2,217           (1,126)         358,090                -
                                                 --------          -------       ----------      -----------
Change in net assets                              169,569           37,763          367,736        3,683,853

Plan equity, beginning of year                    218,969           28,692          974,848       12,367,774
                                                 --------          -------       ----------      -----------

Plan equity, end of year                         $388,538          $66,455       $1,342,584      $16,051,627
                                                 ========          =======       ==========      ===========



                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1997
                                                           (Page 1 of 2)



                                             Company Stock     Fixed Income       Explorer         Balanced       Equity Index
                                                  Fund             Fund              Fund            Fund             Fund
                                             -------------     ------------      ----------       ----------      ------------
Net investment income:
  Dividends                                    $   93,111       $        -          $ 3,022       $   95,529       $  182,975
  Interest                                              -          148,198                -                -                -
                                               ----------       ----------          -------       ----------       ----------
                                                   93,111          148,198            3,022           95,529          182,975
Contributions and other receipts:
  Participants                                  1,348,868          654,435           36,572          351,546          442,516
  Engelhard Corporation                           474,449                -                -                -                -
                                               ----------       ----------          -------       ----------       ----------
                                                1,823,317          654,435           36,572          351,546          442,516

Net realized gain (loss) on disposition
  of investments                                   16,019                -            3,134           27,519           32,514

Unrealized appreciation (depreciation)
  of investments                                 (649,382)               -             (957)         116,502          134,772

Distributions                                    (187,096)        (117,930)          (1,571)         (37,724)         (58,578)

Transfers                                         (72,533)        (147,031)         (26,075)         (31,268)          30,293
                                               ----------       ----------          -------       ----------       ----------
Change in net assets                            1,023,436          537,672           14,125          522,104          764,492

Plan equity, beginning of year                  4,364,991        2,230,954           23,498          779,409          884,584
                                               ----------       ----------          -------       ----------       ----------

Plan equity, end of year                       $5,388,427       $2,768,626          $37,623       $1,301,513       $1,649,076
                                               ==========       ==========          =======       ==========       ==========



                                          See Accompanying Notes to Financial Statements



                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1997
                                                           (Page 2 of 2)


                                                                 Treasury
                                             Int'l Growth      Money Market          Loan
                                                  Fund             Fund              Fund        Combined
                                             -------------     ------------      ----------     ----------
Net investment income:
  Dividends                                      $  8,828          $   894         $      -    $   384,359
  Interest                                              -                -           75,520        223,718
                                                 --------          -------         --------    -----------
                                                    8,828              894           75,520        608,077
Contributions and other receipts:
  Participants                                    116,654           15,645                -      2,966,236
  Engelhard Corporation                                 -                -                -        474,449
                                                 --------          -------         --------    -----------
                                                  116,654           15,645                -      3,440,685
Net realized gain (loss) on disposition
  of investments                                    1,005                -                -         80,191

Unrealized appreciation (depreciation)
  of investments                                  (12,244)               -                -       (411,309)

Distributions                                      (9,876)               -          (18,240)      (431,015)

Transfers                                          25,080            6,330          215,204              -
                                                 --------          -------         --------    -----------
Change in net assets                              129,447           22,869          272,484      3,286,629

Plan equity, beginning of year                     89,522            5,823          702,364      9,081,145
                                                 --------          -------         --------    -----------

Plan equity, end of year                         $218,969          $28,692         $974,848    $12,367,774
                                                 ========          =======         ========    ===========



                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1996
                                                           (Page 1 of 2)



                                             Company Stock     Fixed Income       Explorer       Balanced       Equity Index
                                                  Fund             Fund              Fund          Fund             Fund
                                             -------------     ------------      ----------     ----------      ------------
Net investment income:
  Dividends                                    $   62,635       $        -          $ 1,156       $ 66,213         $ 73,787
  Interest                                              -          115,213                -              -                -
                                               ----------       ----------          -------       --------         --------
                                                   62,635          115,213            1,156         66,213           73,787
Contributions and other receipts:
  Participants                                  1,284,511          664,325           16,632        269,975          311,739
  Engelhard Corporation                           373,690                -                -              -                -
                                               ----------       ----------          -------       --------         --------
                                                1,658,201          664,325           16,632        269,975          311,739

Net realized gain (loss) on disposition
  of investments                                   43,586                -             (158)        24,565           26,472

Unrealized appreciation (depreciation)
  of investments                                 (596,181)               -             (295)         5,066           38,146

Distributions                                     (99,265)        (108,407)               -        (17,124)         (21,216)

Transfers                                         (81,539)        (387,889)           5,923       (119,346)         (94,835)
                                               ----------       ----------          -------       --------         --------
Change in net assets                              987,437          283,242           23,258        229,349          334,093

Plan equity, beginning of year                  3,377,554        1,947,712              240        550,060          550,491
                                               ----------       ----------          -------       --------         --------

Plan equity, end of year                       $4,364,991       $2,230,954          $23,498       $779,409         $884,584
                                               ==========       ==========          =======       ========         ========



                                          See Accompanying Notes to Financial Statements



                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1996
                                                           (Page 2 of 2)


                                                                 Treasury
                                             Int'l Growth      Money Market          Loan
                                                  Fund             Fund              Fund        Combined
                                             -------------     ------------      ----------     ----------
Net investment income:
  Dividends                                       $ 3,527           $   97         $      -     $  207,415
  Interest                                              -                -           40,677        155,890
                                                  -------           ------         --------     ----------
                                                    3,527               97           40,677        363,305
Contributions and other receipts:
  Participants                                     82,549            5,763                -      2,635,494
  Engelhard Corporation                                 -                -                -        373,690
                                                  -------           ------         --------     ----------
                                                   82,549            5,763                -      3,009,184
Net realized gain (loss) on disposition
  of investments                                      (31)               -                -         94,434

Unrealized appreciation (depreciation)
  of investments                                    1,586                -                -       (551,678)

Distributions                                           -           (6,206)          (7,939)      (260,157)

Transfers                                           1,891            6,169          669,626              -
                                                  -------           ------         --------     ----------
Change in net assets                               89,522            5,823          702,364      2,655,088

Plan equity, beginning of year                          -                -                -      6,426,057
                                                  -------           ------         --------     ----------

Plan equity, end of year                          $89,522           $5,823         $702,364     $9,081,145
                                                  =======           ======         ========     ==========



                                          See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Engelhard Corporation Savings Plan for Hourly Paid Employees (the
Plan), effective as of January 1, 1991, is designed to provide eligible employees of Engelhard Corporation (the Company) an opportunity to save part of their income by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred basis.

     The following plan description is provided for general information purposes. Participants of the Plan should refer to the Plan document for more detailed and complete information.

Eligibility
-----------
Except as specifically included or excluded by the Board of Directors of the Company (the Board), the hourly paid employees of Engelhard Corporation represented by Locals 233, 237 and 238, Independent Workers of North America, Local 1668 of the United Automobile Workers, Local 170 of the United Steel Workers of America until May 1, 1998 (see Note 8), Local 8-406 of the Oil, Chemical and Atomic Workers International Union, Local 663 of the International Chemicals Workers Union, Local 73 of the International Chemical Workers Union and, as of October 1, 1997, Local 1430 of the International Brotherhood of Electrical Workers who have completed at least one year of service, as defined, are eligible to participate in the Plan as of the first day of the month in which they meet the year of service requirement.

Contributions
-------------
The Plan permits eligible employees participating in the Plan (the Participants) to elect to reduce their compensation, ranging from 1 percent to 15 percent, depending on the union contract, by a whole percentage thereof, subject to limitations, and to have that amount contributed to the Plan and the related taxes deferred.

Matching Contributions
----------------------
The Company will contribute, on a monthly basis and subject to limitations and exclusions, either cash or common stock of the Company in an amount, ranging from 10 percent to 50 percent, depending on the union contract, of the amount contributed by the Participants.

Investments
-----------
All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains seven separate investment funds within the Plan:

              a) The Company Stock Fund consists of assets invested or held for investment in the common stock of the Company. In the event the assets cannot be immediately invested in Company common stock, the funds are invested in short-term securities pending investment in Company common stock.

              b) The Fixed Income Fund consists of assets invested in shares of the Vanguard Retirement Savings Trust. In the event the assets cannot be immediately invested in such shares or deposited as specified above, the assets are invested in direct obligations of the United States Government or agencies thereof, or obligations guaranteed as to the payment of principal and interest by the United States Government.

              c) The Explorer Fund consists of assets invested in shares of the Vanguard Explorer Fund, which invests in common stocks of small companies with favorable prospects for above-average growth in market value.

              d) The Balanced Fund consists of assets invested in the Vanguard Asset Allocation Fund, which invests in stocks, bonds and cash reserves for the purpose of maximizing long-term total return with less volatility than a portfolio of common stock.

              e) The Equity Index Fund consists of assets invested in the Vanguard Growth and Income Portfolio, which invests primarily in common stocks for the purpose of realizing a total return greater than the Standard & Poor's 500 Index while maintaining fundamental investment characteristics similar to such Index.

              f) The International Growth Fund consists of assets invested in shares of the Vanguard International Growth Portfolio or such other mutual fund or funds which invest primarily in common stocks of companies based outside the United States that have above-average growth potential for the purpose of realizing long-term capital growth.

              g) The Treasury Money Market Fund consists of assets invested in direct obligations of the U.S. Government which guarantees payment of principal and interest.

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund and participants are restricted from transferring these contributions to other funds for one year. Participants at their discretion may elect to transfer to another fund their unrestricted balance. Their unrestricted balance is calculated as the sum of all prior year's unrestricted balances plus 25 percent of the prior year's restricted balance after the addition of the prior year's restricted matching contribution.

The number of Participants in each fund was as follows at December 31:

Participants                                1998                 1997
                                            ----                 ----
Company Stock Fund                           981                1,006
Fixed Income Fund                            439                  470
Explorer Fund                                 97                   60
Balanced Fund                                462                  398
Equity Index Fund                            539                  462
International Growth Fund                    146                  141
Treasury Money Market Fund                    44                   27

     The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many were participating in more than one fund.

     The number of units representing Participant interests in each fund and the related net asset value per unit were as follows at December 31:

Participant interests

                                                                                                           Treasury
                     Company Stock  Fixed Income   Explorer    Balanced    Equity Index   Int'l Growth   Money Market
                          Fund          Fund         Fund        Fund          Fund            Fund          Fund
                     -------------  ------------   --------    --------    ------------   ------------   ------------
1998:
  Units                 197,515      2,943,992       2,613      83,620        85,659          20,700        66,456
  Value per unit         $32.85          $1.00      $56.71      $24.38        $30.76          $18.77         $1.00

1997:
  Units                 183,530      2,768,626         680      61,830        62,966          13,360        28,692
  Value per unit         $29.36          $1.00      $55.30      $21.05        $26.19          $16.39         $1.00

Vesting
-------
Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Termination
-----------
Although it expects and intends to continue the Plan indefinitely, the Company has reserved the right of the Board to terminate or amend the Plan.

Loan Provision
--------------
The Plan allows Participants who have completed one year of service to borrow funds from their accounts, subject to certain terms and conditions, at a reasonable rate of interest as determined by the Company in accordance with applicable laws and regulations.

Distributions and Withdrawals
-----------------------------
All distributions and withdrawals from the Plan are made to Participants in a lump sum cash payment except those amounts distributed from the Company Stock Fund which may, at the Participant's election, be paid in full shares of the Company's Common Stock with cash paid in lieu of fractional shares.

Note 2 -      Accounting Policies

     The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results may differ from those estimates.

     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of financial condition and the statement of income and changes in plan equity.

Note 3 -      Income Tax Status

     The Plan and the Trust created thereunder are intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the
Code) and the Plan includes a cash or deferred arrangement intended to meet the requirements of Section 401(k) of the Code. The Internal Revenue Service has issued a favorable determination letter as to the Plan's qualified status under the Code. Amounts contributed to and earned by the Plan are not taxed to the employee until a distribution from the Plan is made. In addition, any unrealized appreciation on any shares of common stock of the Company distributed to an employee is not taxed until the time of disposition of such shares. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently operating in compliance with the Internal Revenue Code.

Note 4 -      Administrative Expenses

     All expenses of the Plan are paid for by the Company except for certain loan administration and loan application fees. Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Advisory fees are included in the fund expense ratio and will not reduce the assets of the Plan. Brokerage commissions paid to purchase Engelhard Corporation common stock are being charged against each participant's fund unit value.

Note 5 -      Concentrations of Credit Risk

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance and other financial institutions. The Plan places its investment contracts with high-credit quality institutions and, by policy, limits the amount of credit exposure to any one financial institution.

Note 6 -      Investments

     Investments in the Common Stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

     The net realized gain (loss) on disposition of investments was computed as follows:

                                                                                                      Treasury
                                    Common      Fixed                            Equity      Int'l     Money
                                     Stock      Income    Explorer    Balanced    Index     Growth     Market
Net realized gain (loss)             Fund        Fund       Fund        Fund       Fund      Fund       Fund      Combined
                                  ----------   --------   --------   ---------  --------   --------   --------   ----------
Year ended December 31, 1998 -
  Amount realized                 $1,612,701   $777,688    $14,751   $329,212   $475,479    $68,458    $8,881    $3,287,170
  Cost-average                     1,592,724    777,688     15,647    270,831    382,785     71,445     8,881     3,120,001
  Net realized gain                   19,977          -       (896)    58,381     92,694     (2,987)        -       167,169

Year ended December 31, 1997 -
  Amount realized                 $2,677,505   $440,633    $79,229   $648,041   $881,160   $178,801   $11,454    $4,916,823
  Cost-average                     2,661,486    440,633     76,095    620,522    848,646    177,796    11,454     4,836,632
  Net realized gain                   16,019          -      3,134     27,519     32,514      1,005         -        80,191

Year ended December 31, 1996 -
  Amount realized                 $2,356,448   $573,419    $26,540   $506,269   $587,969   $ 85,869   $     -    $4,136,514
  Cost-average                     2,312,862    573,419     26,698    481,704    561,497     85,900         -     4,042,080
  Net realized gain (loss)            43,586          -       (158)    24,565     26,472        (31)        -        94,434


     The net unrealized appreciation (depreciation) of investments held was computed as follows:

                                         Company                                  Equity        Int'l
Net unrealized appreciation               Stock      Explorer     Balanced        Index        Growth
(depreciation)                            Fund         Fund         Fund           Fund         Fund         Combined
                                       ----------    ---------    ----------    ----------    ---------    ------------
Year ended December 31, 1998 -
  Balance, beginning of year           $(719,553)     $(1,252)      $189,576      $247,736    $(10,658)     $ (294,151)
  Net change                             701,889        7,404        167,743       245,457      36,942       1,159,435
  Balance, end of year                   (17,664)       6,152        357,319       493,193      26,284         865,284

Year ended December 31, 1997 -
  Balance, beginning of year           $ (70,171)     $  (295)      $ 73,074      $112,964    $  1,586       $ 117,158
  Net change                            (649,382)        (957)       116,502       134,772     (12,244)       (411,309)
  Balance, end of year                  (719,553)      (1,252)       189,576       247,736     (10,658)       (294,151)

Year ended December 31, 1996 -
  Balance, beginning of year           $ 526,010      $     -        $68,008      $ 74,818    $      -       $ 668,836
  Net change                            (596,181)        (295)         5,066        38,146       1,586        (551,678)
  Balance, end of year                   (70,171)        (295)        73,074       112,964       1,586         117,158


Note 7 -      Related Party Transactions

     For the 1998 plan year the Company transferred 25,067 treasury stock shares (representing a contribution dollar amount of $491,842) to Vanguard to fund the employer match (balance of $20,418 was contributed in cash). The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

Note 8 -      Attapulgus Plan Transfer

     During 1998 employees represented by the Local 170 of the United Steel Workers of America renegotiated their union contract to provide additional 401K benefits. As a result a new plan was formed and $1,126,065 in assets were transferred to the Savings Plan for Hourly Paid Employees at Attapulgus, Georgia. These assets represented the sum of account balances for participants represented by Local 170 of the United Steel Workers Union as of May 1, 1998 the effective date of the new plan.

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                            Schedule of Investments
                              at December 31, 1998





                                                           Approximate
                                        Cost               Market Value
                                     -----------           ------------

Common Stock of                      $ 6,351,175           $ 6,333,511
 Engelhard Corporation
  (324,795 shares)


Vanguard Retirement Savings            2,884,869             2,884,869
 Trust


Vanguard Explorer Fund                   132,857               139,009


Vanguard Asset Allocation              1,625,357             1,982,676
 Fund


Vanguard Growth and Income             2,057,862             2,551,055
 Portfolio


Vanguard International Growth Fund       348,150               374,434


Treasury Money Market Fund                61,956                61,956
                                     -----------           -----------

    Total                            $13,462,226           $14,327,510
                                     ===========           ===========

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                            Schedule of Investments
                              at December 31, 1997





                                                           Approximate
                                        Cost               Market Value
                                     -----------           ------------

Common Stock of                      $ 5,914,496           $ 5,194,943
 Engelhard Corporation
  (298,990 shares)


Vanguard Retirement Savings            2,690,313             2,690,313
 Trust


Vanguard Explorer Fund                    31,813                30,561


Vanguard Asset Allocation              1,063,392             1,252,968
 Fund


Vanguard Growth and Income             1,332,297             1,580,033
 Portfolio


Vanguard International Growth Fund       216,763               206,105


Treasury Money Market Fund                25,669                25,669
                                     -----------           -----------

    Total                            $11,274,743           $10,980,592
                                     ===========           ===========

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


We consent to the incorporation by reference in the registration statement of Engelhard Corporation and Subsidiaries on Form S-8 (File No. 33-37724) of our report dated June 18, 1999, on our audits of the financial statements and financial statement schedules of Engelhard Corporation Savings Plan for Hourly Paid Employees as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996, which appears in this Form 11-K.




                                 /s/ PRICEWATERHOUSECOOPERS L.L.P.






New York, New York
June 21, 1999

                                   Signature
                                   ---------

                                   Form 11-K

          Engelhard Corporation Savings Plan for Hourly Paid Employees



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 28th day of June, 1999.








                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources